Filer: Thermo Electron Corporation
                                                Subject Company: Thermedics Inc.
                                   Subject Company Exchange Act File No.: 1-9567
                                           Registration Statement No.: 333-35982
PRESS RELEASE:

                            Thermo Electron Commences
                      Exchange Offer for Thermedics Shares

WALTHAM, Mass., May 1, 2000 - Thermo Electron Corporation (NYSE-TMO) announced today that it has commenced its exchange offer to acquire all outstanding shares of Thermedics Inc. (ASE-TMD) common stock. Under the exchange offer, Thermo Electron will exchange 0.45 shares of Thermo Electron common stock for each Thermedics share. The exchange offer is scheduled to expire at midnight on May 26, 2000, unless the offer is extended.

      Thermo Electron currently owns approximately 75.5 percent of the outstanding shares of Thermedics common stock. The goal of the exchange offer is to bring Thermo Electron's equity ownership in Thermedics to at least 90 percent. If Thermo Electron achieves this 90-percent ownership threshold, it plans to acquire all remaining outstanding shares of Thermedics common stock through a "short-form" merger. In the short-form merger, public shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock at the same exchange ratio that is being offered in the exchange offer.

      The  exchange  offer and proposed  subsequent  short-form  merger  require
Securities  and  Exchange  Commission   clearance  of  necessary  filings.   The
short-form merger would not require Thermedics board or shareholder approval.

      Upon completion of the exchange offer and the merger, Thermo Electron would assume the outstanding obligations under Thermedics' convertible debentures, and these debentures would become convertible into shares of Thermo Electron common stock.

      Thermo Electron is mailing today to registered holders of Thermedics shares a preliminary prospectus regarding the exchange offer and the merger, accompanied by a letter of transmittal that Thermedics shareholders can use to tender their shares in the exchange offer. Beneficial owners of Thermedics shares holding in street name through their brokers can receive the preliminary prospectus and letter of transmittal from their broker and should contact their brokers for those documents. In any case, copies of the preliminary prospectus and letter of transmittal may be requested from D.F. King & Co., Inc., the information agent for the exchange offer, by calling (800) 290-6433.

                                       -more-
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      Thermo  Electron  Corporation  is a leading  provider  of  analytical  and monitoring instruments used in a broad range of applications, from life sciences research to telecommunications to food and beverage production. In addition, Thermo Electron serves the healthcare market through a family of medical companies, and is a major producer of paper recycling systems and provides water-clarification and fiber-recovery products and services. As announced on January 31, 2000, the company has initiated a major reorganization that would transform it into one company focused on its core measurement and detection
instruments  business.   More  information  is  available  on  the  Internet  at
http://www.thermo.com.

OTHER IMPORTANT INFORMATION:

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger described in this announcement, because they contain important information:

     - Thermo Electron's preliminary prospectus, any prospectus supplement, final prospectus, and other exchange offer materials.

     - Thermo Electron's registration statement on Form S-4 and Schedule TO, as amended, which contain or incorporate by reference the documents listed above and other information.

     -    Thermedics' solicitation/recommendation statement on Schedule 14D-9.

     - These documents and amendments to these documents have been or will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained for free at the SEC's Web site at www.sec.gov. You may also obtain for free each of these documents, when available, from us. You can call us at (781) 622-1111 or write to us at:

          Investor Relations  Department
          Thermo Electron Corporation
          81 Wyman Street,
          P.O. Box 9046
          Waltham, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in Exhibit 13 to Thermo Electron's annual report on Form 10-K, for the year ended January 1, 2000. These include risks and uncertainties relating to: the company's corporate reorganization, acquisition strategy, growth strategy, international operations, product development and technological change, possible changes in governmental regulations, changes in both capital spending by commercial customers and government funding policies, and dependence on intellectual property rights.